November 23, 2004
Mail Stop 0408

By U.S. Mail and facsimile to (561)487-5766

Mr. Peng Mao
Chairman and Chief Executive Officer
China Biopharmaceutical Holdings, Inc.
C/o Nanjiang Keuan
139 Ma Tai Street
Nanjing 210009
China

Re:	China Biopharmaceutical Holdings, Inc.
	Form 8-K filed September 20, 2004
	File No. 814-00063


Dear Mr. Mao:

We have reviewed the above-referenced filing for compliance with the
requirements of Item 4 Form 8-K under Item 304 of Regulation S-X
and
note that your new auditors are Weinberg & Company with principal offices located in Boca Raton, Florida. It is our understanding that the firm must be licensed in China in order to perform a physical
audit in that country.    In this regard, please revise the Form
8-K
to provide the following information:

* Disclose if your US based successor auditors are authorized to practice in China as the primary auditors of the Company.

* State any affiliate or branch offices of your auditors in that Country who will physically provide the audit services in China.

* Disclose where the operations and assets of the Company are physically located.

	Please file an amendment to the Form 8-K via EDGAR within 10 business days of this letter. If you have any questions, please call me at (202) 942-1924 or in my absence call Robert Benton, Senior
Staff Accountant at (202) 942-2960.

								Sincerely,

						Edwin Adames
			Senior Staff Accountant.
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FNB Corp.
Jerry A. Little
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